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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.13)


                                    HEI, Inc.
                            (Name of Subject Company)


                              FANT INDUSTRIES INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)


                                    404160103
                      (CUSIP Number of Class of Securities)


                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546



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         Fant  Industries  Inc.  hereby amends and  supplements its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.13.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (21) Press Release, dated May 8, 1998.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1998

                                        FANT INDUSTRIES INC.

                                        By:/s/ Anthony J. Fant
                                           Anthony J. Fant
                                           President and Chief Executive Officer
                                           Fant Industries Inc.


                                           /s/ Anthony J. Fant
                                           Anthony J. Fant




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                                                              Exhibit (a) (21)


                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                            Birmingham, Alabama 35205
                              Phone: (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.
(212) 843-8500


FOR IMMEDIATE RELEASE


FANT DEMANDS SPECIAL MEETING OF HEI, INC. SHAREHOLDERS

NEW YORK, NEW YORK - May 8, 1998 - Anthony J. Fant has demanded a special meeting of the shareholders of HEI, Inc. (Nasdaq: HEII) of Victoria, Minnesota. As an 18% shareholder of HEI, Mr. Fant has a state law right to require the Board of Directors to call this meeting.

     Mr. Fant stated that the purpose of the special meeting is to remove obstacles to his $8.00 per share cash tender offer and to put the Company on a path for growth. "Now it's time for all shareholders to demand their cash and new leadership," said Mr. Fant, "and we are urging each of them to sign and mail the green proxy cards right away."

     Mr. Fant and Fant Industries Inc. mailed on April 23, 1998, a proxy statement and related materials to HEI's shareholders to solicit proxies to be used at this special meeting. "Speaking from a shareholder's perspective, I urge the Board to hold this meeting promptly. Let the shareholders have their $8.00 per share of cash now," said Mr. Fant. "We can't afford any games or delay tactics at the expense of the shareholders, and we certainly can't afford even another month of instability or excessive stock compensation," he added.

     The proxy solicitation was preceded by an $8.00 per share cash tender offer commenced by Fant Industries on March 10, 1998 to buy an additional 11.5% of the Common Stock of HEI.

     Fant Industries has retained Beacon Hill Partners, Inc. for solicitation and advisory services.